SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. __)*


                         PITTSBURGH FINANCIAL CORP.
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                              (Name of Issuer)


                  COMMON STOCK, $.01 PAR VALUE PER SHARE
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                       (Title of Class of Securities)


                                725098 10 7
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                               (CUSIP Number)


                              J. Ardie Dillen
                         Pittsburgh Financial Corp.
                           1001 Village Run Road
                         Wexford, Pennsylvania 15090
                               (724) 933-4509
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(Name, Address, Telephone Number of Persons Authorized to Receive Notices and
 Communications)

                                May 15, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 7 Pages




CUSIP No.  725098 10 7                 13D                   Page 2 of 7 Pages


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1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       J. Ardie Dillen

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                 (b) [  ]

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       PF; OO
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                         [  ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

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                 |  7.    SOLE VOTING POWER
                 |
                 |        80,963
NUMBER OF SHARES |------------------------------------------------------------
 BENEFICIALLY    |  8.    SHARED VOTING POWER
 OWNED BY EACH   |
REPORTING PERSON |        7,893
     WITH        |------------------------------------------------------------
                 |  9.    SOLE DISPOSITIVE POWER
                 |
                 |        80,963
                 |------------------------------------------------------------
                 |  10.   SHARED DISPOSITIVE POWER
                 |
                 |        7,893
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       88,856

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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                       [  ]

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.49%

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14.    TYPE OF REPORTING PERSON*

       IN
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CUSIP No.  725098 10 7                 13D                   Page 3 of 7 Pages



ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Pittsburgh Financial Corp., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 1001 Village Run Road, Wexford, Pennsylvania 15090.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  J. Ardie Dillen ("Reporting Person")

     (b) The Reporting Person's business address is the Issuer's principal executive offices, 1001 Village Run Road, Wexford, Pennsylvania 15090.

     (c) The Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Issuer and of Pittsburgh Savings Bank (dba BankPittsburgh) (the "Savings Bank"), a wholly-owned subsidiary of the Issuer.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person acquired 27,900 shares of Common Stock on April 1, 1996 at $10.00 per share for an aggregate purchase price of $279,000 from personal funds in the Issuer's initial public offering. The Reporting Person, as custodian for his minor children, and the Individual Retirement Account ("IRA") of the Reporting Person's spouse also acquired 600 shares and 1,500 shares, respectively, in the Issuer's initial public offering.

     On October 15, 1996, the Company awarded for no consideration 34,913 stock options to the Reporting Person to acquire shares of Common Stock at $10.375 per share (as adjusted) under the Issuer's Stock Option Plan. On December 18, 1997, December 17, 1998, March 21, 2000 and December 21, 2000, the Company awarded for no consideration 5,000 stock options, 6,000 stock



CUSIP No.  725098 10 7                 13D                   Page 4 of 7 Pages


options, 6,000 stock options and 5,000 stock options to the Reporting Person to acquire shares of Common Stock at $18.50 per share, $14.625 per share, $9.00 per share and $7.50 per share, respectively, under the Issuer's Stock
Option Plans.   The options awarded vest over a five year period at a rate of
20% per year commencing on the first anniversary of the date of grant.

     On October 15, 1996 and December 18, 1997, the Company also granted for no consideration 15,711 shares and 1,500 shares, respectively, of Common Stock to the Reporting Person under the Issuer's Recognition and Retention Plan ("Recognition Plan"). The Common Stock grants are in the form of restricted stock payable over a five year period at a rate of 20% per year commencing on the first anniversary of the date of grant.

     A total of 6,393 shares of Common Stock held by the Pittsburgh Financial Corp. Employee Stock Ownership Plan ("ESOP") have been allocated to the account of the Reporting Person.

     On December 8, 1998 and December 9, 1999, the Reporting Person sold in the open market 3,000 shares and 3,000 shares at $14.6875 per share and $13.1875 per share, respectively. On May 10, 2000, the Reporting Person acquired 4,000 shares via inheritance. On November 27, 2000, the Reporting Person with personal funds acquired in open market purchases 2,000 shares at $6.9125 per share and 1,800 shares, as custodian for his minor children, at $6.9375 per share.

     On January 19, 2001, the Reporting Person with personal funds purchased through the Pittsburgh Financial Corp. Reinvestment & Stock Purchase Plan (the "Reinvestment Plan") 746 shares, as custodian for his minor children, at $10.052 per share. (The Reinvestment Plan holds 44 additional shares for the Reporting Person, as custodian for his minor children.) On March 7, 2001, the Reporting Person acquired 1,875 shares via inheritance.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person is presently Chairman of the Board, President and Chief Executive Officer of the Issuer and the Savings Bank. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

     The Reporting Person may acquire additional shares of Common Stock from time to time. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.



CUSIP No.  725098 10 7                 13D                   Page 5 of 7 Pages


     The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer (except with respect to the equity-based compensation plans of the Issuer); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to create or fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Pursuant to Rule 13d-1 of the Act, the Reporting Person beneficially owns 88,856 shares of Common Stock which represents approximately 5.49% of the outstanding shares of Common Stock. At the date hereof, 1,584,131 shares of Common Stock were outstanding as reported in the Issuer's Form 10-Q for the period ended March 31, 2001, not including outstanding options to purchase shares of Common Stock and after taking into account the Issuer's repurchases of Common Stock during the quarter ended March 31, 2001.

     (b) The Reporting Person has sole voting and dispositive power with respect to 80,963 shares of Common Stock (which includes 2,400 shares of Common Stock held by the Reporting Person as custodian for his minor children, 790 shares held by the Reinvestment Plan for the Reporting Person as custodian for his minor children, 34,530 shares of Common Stock which may be purchased upon the exercise of stock options and 13,469 restricted shares). The Reporting Person has shared voting and dispositive power with respect to 7,893 shares of Common Stock.

     (c) The number of shares of Common Stock beneficially owned by the Reporting Person includes stock options to acquire 1,200 shares of Common Stock which became exercisable on March 21, 2001. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.



CUSIP No.  725098 10 7                 13D                   Page 6 of 7 Pages


     In addition, the Reporting Person has 3,742 unearned restricted shares granted pursuant to the Issuer's Recognition Plan and holds options to purchase 22,383 shares of Common Stock granted pursuant to stock option plans of the Issuer, which are not exercisable within 60 days hereof.

     (d) Included in the shares of Common Stock beneficially owned by the Reporting Person are 1,500 shares held by the Reporting Person's spouse in her IRA and 6,393 shares held by the ESOP which have been allocated to the Reporting Person's account.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements under the stock option plans of the Issuer evidencing outstanding stock options. The Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Issuer and has, in the past, and intends in the future, to exercise his vote and to serve the Issuer as a director and officer in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.


















CUSIP No.  725098 10 7                 13D                   Page 7 of 7 Pages


                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                               /s/ J. Ardie Dillen
                                               --------------------
                                               J. Ardie Dillen



                                               Date: May 23, 2001